Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides updated Round Mountain mineral reserve and resource estimates

Toronto, Ontario, September 19, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) has announced an update to the Round Mountain mineral reserve and resource estimates reported in the news release titled “Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects” dated September 18, 2017.

The updates are primarily the result of the prior omission of stockpile information in the mineral reserve estimates.

The updated information below replaces the information on page seven of the prior news release. Further, on page five of the prior news release, in the first table entitled “Round Mountain Phase W Expansion,” the reported 2018 to 2024 grade, and the 2018 to 2027 grade, should be 0.7 g/t. All other information contained in the prior news release remains unchanged.

As a result of the Phase W feasibility study, estimated proven and probable mineral reserves at Round Mountain increased from 1.3 million Au oz. (as of December 31, 2016) to 3.1 million Au oz, net of depletion. Approximately 2.0 million Au oz. were converted from indicated mineral resources to mineral reserves, and the corresponding decrease to the mineral resource estimate was largely offset by the addition of 1.96 million Au oz. of new indicated mineral resources.

Round Mountain Proven and Probable Mineral Reserves[1] (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven[2][2]	52,603	0.54	910
Probable	84,602	0.81	2,197
Total	137,204	0.70	3,107

Round Mountain Measured and Indicated Mineral Resources[1] (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	598	0.57	11
Indicated	78,417	0.78	1,958
Total	79,015	0.78	1,969

1 These updated estimates are different from those reported in the 2016 fourth-quarter and year-end results news release dated February 15, 2017. For further information and assumptions see the Company’s Annual Information Form dated March 31, 2017, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

2 Proven mineral reserve estimates include the reserve stockpile of 24,281kt at 0.40 Au g/t for a total stockpile of 312 Au koz.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Round Mountain Inferred Mineral Resources[1] (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	63,822	0.83	1,700

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

Phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

Phone: 416-365-3390

tom.elliott@kinross.com

Cautionary Statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to the estimation of mineral reserves and mineral resources and the realization of mineral reserve and mineral resource estimates. The word ‘‘estimate’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2017 and our full-year 2016 and second quarter 2017 Management’s Discussion and Analysis as well as: the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; political or economic developments in countries in which Kinross does business or may carry on business; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions, cease and desist orders and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 31, 2017, the "Risk Analysis" section of our full year 2016 Management’s Discussion& Analysis and the news release titled “Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects” dated September 18, 2017. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

p. 2 Kinross provides updated Round Mountain mineral reserve and resource estimates	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Round Mountain contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 3 Kinross provides updated Round Mountain mineral reserve and resource estimates	www.kinross.com